EXHIBIT 99.1

Notice of Results of Special General Meeting of Shareholders

Evogene Ltd., or the Company, announced today that all of the proposals submitted to Shareholder approval at the Special General Meeting of Shareholders, held on January 17, 2017 in Rehovot, Israel, or the Meeting, were duly approved. At the Meeting, shareholders of the Company approved each of the following by requisite majorities under the Company's articles of association and the Israeli Companies Law, 5799-1999:

(1) Re-election of Mrs. Sarit Firon to serve as director of the Company until the 2017 annual general meeting of shareholders of the Company, and until her successor is duly qualified.

(2) Approval of an updated compensation policy for the directors and other office holders of our Company.

(3) Assuming approval of Proposal 1, approval of an initial grant of options, to purchase 10,000 of our ordinary shares and subsequent annual grants of options to purchase 2,500 of our ordinary shares, to Mrs. Sarit Firon, in accordance with the grant mechanism described in the Compensation Policy, and subject to the terms thereof (including continued service by her on the Company's board of directors).

January 18, 2017